June 17, 2010

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Variable Funds (on behalf of ING Growth and Income Portfolio) (File No. 333-166558)

Dear Mr. Foor:

This letter responds to the comments that you provided to us on June 14, 2010 and the accounting comments that we received on June 9, 2010, in connection with the staff’s review of the Registration Statement filed on Form N-14 on behalf of ING Growth and Income Portfolio (the “Acquiring Portfolio”), a series of ING Variable Funds (the “Registrant”), on May 6, 2010.  The Registration Statement has been filed in connection with the proposed reorganization (the “Reorganization”) of ING Opportunistic LargeCap Portfolio (the “Acquired Portfolio” and with the Acquiring Portfolio, the “Portfolios”), a series of ING Variable Portfolios, Inc., with and into the Acquiring Portfolio. Your comments and the Registrant’s responses are provided below.  In response to your comments, the Registrant has also revised the Registration Statement.  All of these revisions will be reflected in the Registration Statement which will be filed on or about June 22, 2010 on the EDGAR system. Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

I.              GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1)     Comment: Page 4.  Please estimate the transaction costs and clarify the portion of these costs to be borne by ING Investments.  Please provide the same disclosure under Portfolio Transitioning on page 20.

Response:  As currently disclosed in the section titled “Portfolio Transitioning” on page 20, it is expected that a significant portion of the Acquired Portfolio’s holdings will be sold prior to the closing of the Reorganization and the proceeds of such sales are expected to be invested in futures contracts and other temporary investments, which will be delivered to the Acquiring Portfolio upon the closing of the Reorganization.  It is generally expected that only holdings of the Acquired Portfolio that the Acquiring Portfolio’s portfolio managers wish to keep would not be sold prior to the Reorganization and would be delivered to the Acquiring Portfolio upon the closing of the Reorganization.

The Registrant was able to estimate the transaction costs assuming that the Reorganization took place on December 31, 2009.  Specifically, under that assumption, the estimated costs for such transactions would have been $171,295, which are equal to 10.7 bps of the Acquired Portfolio’s net assets or about $0.01 per share as of December 31, 2009. This specific information will be disclosed in the “Portfolio Transitioning” section of the Registration Statement and reflected in the capitalization table.

The Registration Statement does not state that ING Investments, LLC will bear a portion of the transaction costs.

2)     Comment 2: Page 4.  Please reverse the order of appearance of the required N-1A fee table (on page 19) and the summary table of gross and net expenses.

Response:  In response to your comment, the summary table of gross and net expenses has been deleted and the required N-1A fee table has been moved above the section “Comparison of Investment Objectives and Principal Investment Strategies.

3)     Comment: Page 19.  Please confirm the fee table accurately reflects current expenses.  As a reminder, Instruction 3(d)(ii) to Item 3 of Form N-1A requires the restatement of fees if it would materially affect the information disclosed in the table.

Response:  The Registrant confirms that the fee table accurately reflects current expenses of each Portfolio.

II.            MISCELLANEOUS

4)     Comment: Please provide the required Tandy letter along with your response.

Response:  The requested representation letter is attached.

III.           ACCOUNTING COMMENTS

5)     Comment: In light of the factors set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), please provide a written justification for the choice of the accounting survivor in the Reorganization.

Response:   The Acquiring Portfolio shall be the survivor for accounting purposes after the Reorganization. We believe that this determination is appropriate in light of the guidance set forth in the North American Security Trust, SEC No-Action Letter (Aug. 5, 1994). The North American Security Trust letter lists the factors that the staff considers in determining the accounting survivor of a business combination involving mutual funds. As stated in the letter, the staff believes that “the survivor of a business combination for accounting purposes… will be the fund whose historical performance may be used by a new or surviving fund.”

We first note that although the Portfolios have the same investment adviser and sub-adviser, they have different portfolio managers but the portfolio managers of the Acquiring Portfolio, will continue managing the Acquiring Portfolio after the Reorganization. Second, it is expected that the fee structure and pro forma net expense ratios of the surviving Portfolio will be the same as the fee structure and net expense ratios of the Acquiring Portfolio and different from those of the Acquired Portfolio. Third, we note that the surviving Portfolio will retain the investment objective and implement the same investment strategies currently in place for the Acquiring Portfolio.

Finally, the Acquiring Portfolio was much larger than the Acquired Portfolio ($2.5 billion in assets versus $160 million in assets as of December 31, 2009).

Thus, in light of the staff’s guidance in North American Security Trust, the Acquiring Portfolio’s performance will be carried forward and that Portfolio is determined to be the accounting survivor after the Reorganization.

6)     Comment: Portfolio Transitioning — Provide a percentage of the expected amount of securities to be sold prior to and after the closing date.  Also provide an estimate of the total dollars amount of transaction costs and a per share dollar amount.  Disclose an estimate of the capital gains or losses that are expected to be generated as a result of these sales.

Response: As provided in the response to Comment 1, the Registrant was able to estimate the transaction costs incurred by the Acquired Portfolio assuming that the Reorganization took place on December 31, 2009.  The Registrant was also able to estimate the percentage of securities to be sold after the closing of the Reorganization if it took place December 31, 2009.  Specifically, under that assumption, approximately 77% of the Acquired Portfolio’s holdings would have been sold after the closing.  Because this estimated number would likely be different from that expected at the real closing of the Reorganization, the Registrant believes that such estimated number is not useful for shareholders and does not intend to disclose the number in the Registration Statement.

Because shareholders of the Acquired Portfolio are separate accounts of insurance companies and qualified pension and retirement plans, investors are not subject to any tax consequences as a result of the distribution of any capital gains or losses to be generated as a result of the portfolio transitioning.  Accordingly, the Registrant believes that it is not necessary to disclose the estimated amount of such capital gains or losses.

7)     Comment: If significant, provide in the capitalization table an adjustment for the estimated transaction costs related to selling a significant portion of the securities as a result of the reorganization.  Also provide a footnote explaining the adjustment.

Response:  The capitalization table has been revised in response to your comment.

8)    Comment: Provide an estimate of the dollar amount of the expenses of the reorganization.

Response:  As it is currently disclosed in the “Expenses of the Reorganization” section on page 23, the expenses of the Reorganization will be borne by ING Investments, LLC, the investment adviser to the Acquired Portfolio, or an affiliate, and not by the Portfolios. As a result, the Registrant believes that it is not required to disclose the estimated expenses of the Reorganization.

*              *              *

We hope you find our changes to these materials to be responsive.  If you have any additional questions, please do not hesitate to contact the undersigned at 480.477.2278

Sincerely,

/s/ Christopher C. Okoroegbe
Christopher C. Okoroegbe

Attachments

cc: Huey P. Falgout, Jr.

Counsel

ING U.S. Legal Services

Philip H. Newman

Goodwin Procter LLP

[ING FUNDS LOGO]

June 17, 2010

VIA EDGAR

Mr. Jeffrey A. Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:          ING Variable Funds (on behalf of ING Growth and Income Portfolio) (File No. 333-166558)

Dear Mr. Foor:

In connection with a response being made on behalf of the Registrant to comments provided by you with respect to the Registration Statement filed on Form N-14 on behalf of ING Growth and Income Portfolio on May 6, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•                  the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  Please do not hesitate to contact me at 480.477.2666, if you have any questions concerning the foregoing.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

cc:	Philip H. Newman
Goodwin Procter LLP